Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

June 28, 2019

Samara Younis, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: File Nos.: Fund:	Lincoln Variable Insurance Products Trust (“Registrant”) 811-08090 and 033-70742 LVIP Goldman Sachs Income Builder Fund (the “Liquidating Fund”)

Dear Ms. Younis:

This letter responds to your comments to the Registrant’s preliminary proxy statement filing on June 14, 2019 pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”).

The following are your comments and the Registrant’s responses.

1)	Following the completion of the liquidation of the Liquidating Fund, please mark the Liquidating Fund’s series and class numbers as inactive in EDGAR.

A.	We will do so.

2)

Include a side-by-side comparison of the principal investment strategies, principal risks, total annual operating expenses, expense example numbers, and average annual total returns between the Liquidating Fund and the money market funds that the proceeds will reinvest in following the liquidation.

A.	We have made the requested revisions.

3)	Under The Liquidation section on page 3 of the Proxy Statement, consider whether a Q & A approach would be more useful to address the reasons for the liquidation and the approval of the liquidation.

A.	We will take this request into consideration for future Schedule 14 proxy statement filings.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

4)

Include disclosure that the money market funds in which the liquidated proceeds will be reinvested have substantially different investment strategies and principal risks which may be inconsistent with a contract owner’s investment goals.

A.	The following language has been added in the section “Comparison of Investment Objectives, Principal Investment Strategies, and Principal Risks” in bold:

“The Liquidating Fund’s investment objective, policies, strategies and risks are substantially different from those of the Default Investment Options, Goldman Sachs VIT Government Money Market Fund and LVIP Government Money Market Fund, which are money market funds and may be inconsistent with Contract Owners’ investment goals under the Contract” (emphasis added).

5)

Please confirm that the Liquidating Fund will decide on the collectability of all receivables due at the time of liquidation, and will include any such receivables that will not be collected prior to liquidation in the costs of liquidation.

A.	Confirmed.

6)	Please confirm that the Liquidating Fund will use reasonable efforts to identify all applicable shareholders.

A.	The Liquidating Fund will do so.

7)	Under the Summary of the Plan of Liquidation section on page 3 of the Proxy Statement, please revise the last sentence of the first paragraph to provide an explanation of the term “ratably”.

A.	The following disclosure has been updated as follows:

“On the Liquidation Date, the Liquidating Fund’s remaining assets will be reallocated to insurance company separate accounts for the benefit of the Liquidating Fund’s beneficial owners” (emphasis added).

8)

Please confirm the relief that The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York (together, the “Insurance Companies”) are relying on in order to reinvest the proceeds following the liquidation of the Liquidating Fund into a money market fund without a fund substitution order.

A.

The Insurance Companies are relying on the Northwestern National Life Insurance Company, SEC No-Action Letter (April 27, 1990) in order to reinvest the proceeds following the liquidation of the Liquidating Fund into a money market fund without a fund substitution order.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

9)	In the Effect of the Plan of Liquidation section on page 5 of the Proxy Statement, please specific the time period in the second sentence of the first paragraph.

A.	The following disclosure has been updated as follows:

“Following the mailing of the Proxy Statement to Contract Owners and prior to the proposed Liquidation Date, Contract Owners may transfer their assets to one of the other investment options available under their Contracts, and will continue to be able to redeem or exchange their shares” (emphasis added).

10)

Please confirm that the Liquidating Fund will follow the Financial Accounting Standards Board’s Accounting Standards Codification 450 and Statement of Financial Accounting Standards No. 5 (i.e., that the Liquidating Fund will set aside appropriate assets to cover liabilities).

A.	Confirmed.

11)

In the Failure to Approve the Plan of Liquidation section on page 7 of the Proxy Statement, please provide the other options, besides liquidating the Fund, the Board would consider if the Plan of Liquidation was not approved by the shareholders.

A.	The following disclosure has been updated as follows:

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

“If shareholders/Contract Owners of the Liquidating Fund do not approve the Plan of Liquidation, the Plan of Liquidation will not be implemented. The Board then would meet to consider what, if any, steps to take with respect to the Liquidating Fund, such as holding another vote or seeking a substitution order from the SEC to substitute a Contract Owner’s interest in the Liquidating Fund with an interest in another fund” (emphasis added).

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc: Ronald Holinsky, Esq.

Christina E. Pron, Esq.

Julie Vossler

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